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                     _____________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     _____________________________________


                              AMENDMENT NO. 5

                               (FINAL AMENDMENT)

                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT

      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         RIVERCHASE INVESTORS I, LTD.
                               (Name of Issuer)

                      COLONIAL REALTY LIMITED PARTNERSHIP
    JOHN H. MCCLINTOCK, JR., JAMES H. PUGH, JR., BATTERY PARK CAPITAL CORP.,
             THOMAS H. LOWDER, JAMES K. LOWDER AND ROBERT E. LOWDER
                      (Name of Person(s) Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

                               _________________

     Charles A. McGehee                          J. Warren Gorrell, Jr., Esq.
Colonial Realty Limited Partnership              Joseph G. Connolly, Jr., Esq.
    2101 6th Avenue North                           Hogan & Hartson L.L.P.
          Suite 750                                  555 13th Street, N.W.
   Birmingham, AL  35203                         Washington, D.C.  20004-1109
                                                        (202) 637-5600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)


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     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3
is being filed as the Final Amendment to the Schedule 13E-3 previously filed with the Securities and Exchange Commission (the "Commission") on November 9, 1997, and as amended on February 27, 1998, April 17, 1998, May 8, 1998 and May 14, 1998 by Colonial Realty Limited Partnership (the "Purchaser") and John H. McClintock, Jr., James H. Pugh, Jr., Battery Park Capital Corp., Thomas H. Lowder, James K. Lowder and Robert E. Lowder, each a general partner (the "General Partners") of Riverchase Investors I, Ltd. (the "Partnership"), in connection with the proposed sale (the "Sale) of Riverchase Apartments -- Phase I (the "Project") by the Partnership to the Purchaser pursuant to a Real Estate Sales Contract dated September 2, 1997 (the "Sales Contract") between the Partnership and the Purchaser. Consummation of the Sale will constitute the sale of substantially all of the assets of the Partnership. The Amended and Restated Certificate and Agreement of Limited Partnership (the "Partnership Agreement") of the Partnership provides that the Partnership shall be dissolved upon a sale of all interests in the Project and any other assets of the Partnership. Accordingly, the consummation of the Sale will result in the dissolution of the Partnership and distribution in liquidation as provided in the Partnership Agreement.



     On June 22, 1998, the expiration of the Solicitation Period, /1/ the Partnership had received unrevoked written consents from Limited Partners owning
(i) 6,011.4 Units (approximately 54.39% of the outstanding Units) to approve the amendment of the Partnership Agreement to waive the restriction against selling the Project to an affiliate of any of the General Partners to permit the sale pursuant to the Sales Contract and (ii) 6,083.4 Units (approximately
55.04% of the outstanding Units) to approve the sale of the Project to the Purchaser pursuant to the Sales Contract. As a result, the Proposals have received the requisite approval of the Limited Partners.

     The Purchaser will proceed promptly with the consummation of the Sale and the dissolution of the Partnership.


______________
/1/ Terms used herein not otherwise defined have the meaning ascribed to them in the Consent Solicitation Statement dated May 14, 1998, of Riverchase Investors I, Ltd., filed as Exhibit 7(d) in Amendment No. 4 to this Schedule 13E-3 filing.

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SIGNATURES

       After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       John H. McClintock, Jr.

                                       James H. Pugh, Jr.

                                       Battery Park Capital Corp.

                                       Thomas H. Lowder

                                       James K. Lowder

                                       Robert E. Lowder
                                       GENERAL PARTNERS


Date:  July 9, 1998             By:  /s/  Thomas A. Lowder
                                     --------------------------
                                           Thomas A. Lowder
                                           Attorney-in-Fact



Date:  July 9, 1998                   Colonial Realty Limited Partnership
                                 By:  Colonial Properties Holding Company, Inc.
                                      Its General Partner


                                 By:  /s/  Charles A. McGehee
                                     -------------------------
                                       Charles A. McGehee
                                       Executive Vice President